UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                      Grupo Financiero Galicia S.A.
                             (Name of Issuer)

                         Class B Ordinary Shares
                      (Title of Class of Securities)

                                 2613310
                              (CUSIP Number)

                            December 29, 2017
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 2613310                                                  Page 1 of 4

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital World Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  127,643,620


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        127,643,620
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     127,643,620          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.1%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 2613310                                                  Page 2 of 4

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)     Name of Issuer:
       Grupo Financiero Galicia S.A.

Item 1(b)     Address of Issuer's Principal Executive Offices:
       Tte. Gral. Juan D. Peron 456
       (1038) Buenos Aires, Argentina

Item 2(a)     Name of Person(s) Filing:
       Capital World Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA 90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Class B Ordinary Shares

Item 2(e)     CUSIP Number:
       2613310

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital World Investors is deemed to be the beneficial owner of 127,643,620 shares or 11.1% of the 1,145,542,947 shares believed to be outstanding as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.


CUSIP: 2613310                                                  Page 3 of 4

       All shares reported are held in the form of American Depositary Shares, which each represent ten Class B Ordinary Shares.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          January 10, 2018

        Signature:     Alan N. Berro***
        Name/Title:    Alan N. Berro - Partner
                       Capital World Investors




        ***By  /s/ Donald H. Rolfe
               Donald H. Rolfe
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 4, 2017 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital World Investors on February 10, 2017 with respect to ITT Educational
          Services, Inc.




CUSIP: 2613310                                                  Page 4 of 4